Stolt Offshore S.A.                                    [Graphic omitted]

        Stolt Offshore S.A. Receives $50 million Letter of Authorisation for Deepwater Offloading Export System in Nigeria

London, England - July 11, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), today announced the signing of a letter of authorisation for the design, supply and offshore installation of a Deepwater Offloading Export System for the Agbami development offshore Nigeria. Other Partners in the Agbami Development include Texaco Nigeria Outer Shelf Inc. (an affiliate of the Chevron Corporation), Petroleo Brasileiro Nigeria Limited, Statoil Nigeria Limited, Famfa Oil Limited and the NNPC.

The letter of authorisation was signed by a consortium of Stolt Offshore, SBM and a Chevron subsidiary, Star Deep Water Petroleum Limited, Nigeria. The work to be carried out by Stolt Offshore amounts to approximately $50 million and is for the fabrication and installation of two 20" steel oil offloading pipelines and the installation of floating offloading hoses. The offloading buoy, which is 23 metres in diameter, together with its moorings will be supplied and installed by SBM. Stolt Offshore's Globestar yard at Warri will be used as the onshore base and for logistic support for this project. The offloading system will be installed in a water depth of 1,400 metres by the Seaway Polaris during the first quarter of 2008.

JP Capron, Vice President, Africa and Mediterranean Region said "This letter of authorisation recognises Stolt Offshore's capabilities in this type of installation. The Agbami offloading system will be the third project of this type that we have performed in deepwater West Africa."

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Deborah Keedy / Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@stoltoffshore.com
julian.thomson@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com

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